BALATON POWER INC.
MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2011

Management Discussion and Analysis of Financial Position and Results of Operation

Date of Report

The following information has been prepared as of November 28, 2011 and should be read in conjunction with the un-audited consolidated financial statements of Balaton Power Inc. (the "Company") for the three-months and nine-months ended September 30, 2011 as well as the audited financial statements for the year ended December 31, 2010. Management is responsible for the preparation of the financial statement and this MD&A.

Except for the Company's change from Canadian GAAP to U.S. GAAP as discussed below, the Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in United States dollars unless otherwise indicated. Additional information for the Company may be obtained from www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information the Management Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown facts, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or other achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on the forward-looking statements.

Overall Performance

Description of Business

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests. As of the date of this MD&A, the Company has two principle activities:

1.     the Company entered into an agreement (the "Purchase of Rights Option Agreement") with JAL Exploration Inc. ("JAL") on July 27, 2010 relating to the purchase of the right to enter into an option agreement (the "Option Agreement") with JAL (the "Right") on three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada, known as the Voisey's Bay West Property (the "Voisey's Bay West Property"). On March 4, 2011 the Company exercised the Right and entered into the Option Agreement with JAL on the Voisey's Bay West Property. The Voisey's Bay West Property, the Purchase of Rights Option Agreement, and the Option Agreement are more fully described in the Company's filing on www.sedar.com.

2.     the Company is seeking approval of the Government of the State of Orissa in India to a revised a Joint Venture Agreement between the Company's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"), and Orissa Mining Corporation ("OMC"), a State Government owned entity of the State of Orissa in India; this agreement relates to the development of the Gandhamardan Bauxite Deposit (the "Gandhamardan Project" or the "Project"). The activities of the Company are dependent on the success of obtaining the approval of the Government of the Sate of Orissa to the revised Joint Venture Agreement. In September 2009 the Company reinstated its 2005 Consortium Agreement with VISA International Ltd. ("VISA") that relates to the Project. The Gandhamardan Project is more fully described in the Company's filings on www.sedar.com.

General Discussion

Voisey's Bay West Project

Options Right Agreement

On July 27, 2010, the Company and JAL entered into a purchase of rights option agreement (the "Options Right Agreement") with JAL pursuant to which the Company purchased the right (the "Right") to enter into an option agreement with JAL and obtain two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares comprising the Voisey's Bay West Project. On March 3, 2011 the parties entered into an amended and restated purchase of rights option agreement to amend the Options Rights Agreement (the "Amended and Restated Purchase of Options Right Agreement").

On March 4, 2011 the Company elected to exercise the Right as provided under the Options Right Agreement, as amended, made the required payment to JAL and entered into an option agreement (the "Option Agreement") with JAL pursuant to which the Company can acquire up to two property options to acquire up to an undivided an 80% interest in the Voisey's Bay West Project.

As mentioned above, on March 4, 2011 the Company entered into the Option Agreement with JAL whereby the Company may acquire up to an 80% interest in the Voisey's Bay West Project property, subject to a 2% NSR, in two phases. In Phase One (the "First Option"), the Company will acquire a 55% interest in the Voisey's Bay West Project property by, among other things:

1.     issuing to JAL, upon entry into the Option Agreement, 3,000,000 Shares (completed);

2.     paying JAL a total of US$200,000 by December 31, 2013;

3.     issuing to JAL an additional 9,000,000 Shares by December 31, 2013;

4.     spending no less than US$4,000,000 in exploration expenditures on the Voisey's Bay West Project property by December 31, 2013;

5.     upon notice of exercise of the First Option, but by no later than March 31, 2014, issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company;

6.     causing a pre-feasibility report pertaining to the Voisey's Bay West Project property to be prepared by June 30, 2014; and

7.     causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.

Upon entry into the Option Agreement, the Company issued JAL 3,000,000 Shares pursuant to item 1 above.

Once the Company has exercised the First Option it may then choose to proceed with Phase Two (the "Second Option"), whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Voisey's Bay West Project property by, among other things:

1.     paying JAL a total of US$400,000 by July 31, 2016;

2.     issuing to JAL an additional 10,000,000 Shares by July 31, 2015;

3.     upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

4.     causing a feasibility report pertaining to the Voisey's Bay West Project property to be prepared by December 31, 2016; and

5.     arranging for a semi-carried financing relating to the further development of the Voisey's Bay West Project property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Voisey's Bay West Project property and immediately form a joint venture with JAL to further explore and develop the Voisey's Bay West Project property.

Additional Licences

On June 1, 2011, the Company announced the acquisition from JAL of an additional mining licence, which has increased the Company's land position under option at the Voisey's Bay West Project property from 200 to 388 claims. This acquisition by the Company has increased the total area of the project from approximately 5,000 hectares to approximately 9,700 hectares.

Voisey's Bay West Project Property Description

The Voisey's Bay West Project property adjoins the west side of Vale Inco Newfoundland & Labrador Ltd.'s ("Vale Inco's") property (the "Voisey's Bay discovery property") which was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey's Bay discovery. The Voisey's Bay West Project property is contiguous and covers an area of approximately 9700 hectares.

According to the publication entitled "Mineral Commodities of Newfoundland and Labrador - Nickel" available on the Government of Newfoundland and Labrador website, the Voisey's Bay discovery property contains "a total resource of 100 million tones grading 1.94% nickel, 1% copper and 0.11% cobalt" (calculated from INCO estimates 2003). According to the Vale Inco news release dated June 11, 2002, within this deposit is the Ovoid deposit which contains "31 million tones of estimated proven reserves" which can be mined using open pit methods and "holds average grades of 2.9% nickel, 1.69% copper and 0.14% cobalt".

The Voisey's Bay West Project property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey's Bay discovery property.

Between 1995 and 1997 work programs were conducted on the Voisey's Bay West Project property by Polymet Mining Corp. (formerly Fleck Resources Ltd.) and Emerick Resources Corp. (formerly Geocore Exploration Inc., formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes on the Property. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt.

The potential for the discovery of Voisey's Bay discovery property style of mineralization exists on the Voisey's Bay West Project property based on the following:

  the presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Voisey's Bay West Project property;

  untested, coincident magnetic and VLF-EM anomalies and other geophysical targets; and

  highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

During December 2010 the Company's exploration contractor, Geotech Ltd. ("Geotech") completed an airborne VTEM geophysical survey on the Voisey's Bay West Project property designed to target Nickel-Copper sulfide deposits similar to and along strike from the Voisey's Bay discovery property deposit (the "2010 Survey").

The Company's consultants obtained the raw data of the 2010 Survey from Geotech and in early 2011 and completed a preliminary assessment of the information received. The results of these preliminary assessments were announced by the Company in a news release on March 4, 2011 and indicate that the data received from the 2010 Survey identifies multiple anomalies that warrant further analysis and investigation. As of the date of this Annual Report the Company is planning additional exploration activities on the Voisey's Bay West Project Property.

To the date of this MD&A, the Company has paid to JAL in accordance with the Purchase of Options Right Agreement a total of US$125,000 and issued JAL a total of 6,000,000 common shares of the Company. Management is working towards satisfaction of the remaining required payments and expenditures.

Gandhamardan Project

In 2002 the Company acquired a 100% interest in CRL. CRL is working with the State of Orissa Government agencies to enter into a revised joint venture agreement with OMC that will provide for the right to explore and develop the Gandhamardan Project. During the period ended September 30, 2011 the Company continued to monitor the progress of the new mining law that is coming into effect that will standardize how the local people are compensated and protected from all mining activities.

The bauxite deposit related to the Gandhamardan Project contains a total historic estimate of 201.2 million tonnes averaging 46.4% Al2O3 and 2.44% SiO2. This resource estimate was calculated prior to the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources. A NI 43-101 Technical Report (Summary Report Gandhamardan Bauxite Deposit February 9, 2007) prepared by Ernest A. Gallo is available for review on www.sedar.com.

The Company has limited operations and there is no assurance that a commercially viable bauxite deposit exists at the Gandhamardan Project site. Further exploration and development, including environmental and economic studies, is required before an evaluation as to the feasibility of the Project can be undertaken.

CRL's efforts with respect to the Project to date are based upon the terms of an agreement with OMC, which has been superseded and replaced by a further agreement between CRL and OMC (the "revised agreement"). The terms of the revised agreement have been accepted by both CRL and OMC, however the revised agreement remains subject to the approval of the State Government of Orissa, India. As of the date of this MD&A, the Orissa State Government has not authorized OMC to execute the final revised agreement.

CRL consultants plan further travel to India as things develop, including the implementation of the new mining law, to continue working with Visa on seeking approval of the Orissa State Government of the revised agreement between CRL and OMC.

There can be no assurance the Orissa State Government will authorize OMC to sign the definitive agreement or sign the definitive agreement on the terms currently prescribed. In the event that OMC does not sign the revised agreement, the Company's interest in the Project would be significantly adversely affected.

Three Months Results of Operations for the interim period ended September 30, 2011

The Company's loss (as well as total operating expenses) for the interim period ended September 30, 2011 totaled $131,919 or less than $0.01 per share compared to $227,992 or less than $0.01 per share for the same period ended September 30, 2010. The decrease in expenses is primarily related to a decrease in both Administration and Professional fees. Administration and General expenditures decreased from $51,512 for the quarter ended September 30, 2010 to $32,249 for the current quarter (September 30, 2011) with the majority of the decrease due to less expenditures on the project in India. The decrease in Professional fees is due primarily to less expenditure on legal fees. The Professional fees were paid services provided for the Company were $21,400 for the quarter ended September 30, 2011 compared to $88,223 for the same period in 2010. Consulting fees of $5,000 were reported during the quarter ended September 30, 2011 compared to $10,000 for the quarter ended September 30, 2010. Interest accrued on the $240,000 debenture debt for the three-months ended September 30, 2011 was $6,000. The Company did not have any outstanding debenture payable during the three-months ended September 30, 2010.

The following is an allocation of the expenditures reported under administrative and general for the three-months ended September 30, 2011 and September 30, 2010.

Category	September 30, 2011	September 30, 2010
Foreign Exchange Interest Dues & Fees Management fees Transfer Agent Fees Travel Expenses India Expenses General Operating	$ 2,900 -0- 2,464 18,500 444 7,941 -0- -0-	$ 4,436 1,083 3,318 11,000 -0- -0- 34,920 (3,245)*

*A credit position of $3,245 at Computer Share, the Company's stock transfer agent, was over paid this amount

Summary of Quarterly Results (unaudited)

The following table provides a summary of the Company's financial statements for the past eight quarters:

	2011				2010			2009
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Total Assets	863,036	788,204	779,844	436,198	459,372	42,905	120,058	44,904
Total Liabilities	629,603	461,722	428,809	426,584	582,220	775,554	822,182	679,580
Convertible Debenture Debt	240,000	240,000	240,000	240,000	-0-	-0-	-0-	-0-
Shareholders' Equity (deficit)	233,433	86,482	111,035	(230,386)	(122,848)	(732,649)	(702,124)	(634,676)
Revenue	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Major Expenses:
Administration & General	32,249	15,860	17,079	78,419	40,512	2,339	27,130	44,904
Consulting fees & commissions	5,000	-0-	-0-	-0-	63,000	15,000	15,000	22,000
Professional fees	21,400	23,693	35,500	69,770	88,223	13,185	25,319	83,783
Stock Based Compensation	67,270	-0-	-0-	-0-	78,257	-0-	-0-	34,997
Net Loss	131,919	45,553	58,579	73,952	269,992	30,524	67,449	185,684
Loss per Common Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.01

Nine-Months Results of Operations for the interim period ended September 30, 2011

The Company's loss (as well as total operating expenses) for the nine-month period ended September 30, 2011 totaled $236,051 or less than $0.01 per share compared to $325,965 or less than $0.01 per share for the same period ended September 30, 2010. The decrease in expenses is primarily related to a decrease in both Administration and Professional fees. Administration and General expenditures decreased from $110,981 for the nine-month period ended September 30, 2010 to $65,189 for the nine-month period September 30, 2011. The decrease in professional fees is due primarily to less legal and accounting activities required during this period. Professional fees paid for services provided to the Company was $80,592 for the nine-month period ended September 30, 2011 compared to $126,727 for the same period in 2010. The Consulting fees were $5,000 for the nine-month period ended September 30, 2011 compared to $10,000 for the nine-month period ended September 30, 2010. Interest accrued on the $240,000 debenture debt for the nine-months ended September 30, 2011 was $18,000. The Company did not have any outstanding debenture payable during the nine-months ended September 30, 2010.

The following is an allocation of the expenditures reported under administrative and general for the nine-months ended September 30, 2011 and September 30, 2010.

Category	September 30, 2011	September 30, 2010
India Project Expenses Dues & Fees Foreign Exchange Interest Management fees Transfer Agent Fees Travel General Operating	-0- 4,037 6,793 -0- 42,500 3,617 8,240 -0-	$64,389 3,318 4,436 1,083 41,000 -0- -0- (3,245)*

*A credit position of $3,245 at Computer Share, the Company's stock transfer agent, was over paid this amount

Liquidity

As of the date of this MD&A, the Company has yet to generate any revenue from its business operations.

On September 30, 2011 the Company had $27,997 in cash compared to $32,357 on December 31, 2010. On September 30, 2011 the Company had negative working capital of $545,728 compared to a negative working capital of $359,690 on December 31, 2010. The increase in negative working capital was principally due to the change of the $240,000 convertible debenture from a long-term debt to a current liability status on September 30, 2011. The convertible debenture is due on September 29, 2012.

Total current liabilities of the Company as of September 30, 2011 were $629,603 as compared to $426,584 as of December 31, 2010. The increase in current liabilities is related to transfer of the convertible debenture to a current liability status plus the Company also incurred an increase in accounts payable and accrued liabilities related to the costs incurred on the preparation of the financial statements for the annual audit and the first quarter reports.

As of September 30, 2011, the Company had shareholders' equity of $233,433 compared to deficit of ($230,386) on December 31, 2010. The increase in Company's shareholders' equity is due to the increase in assets through the capital expenditures made toward the Voisey's Bay West project.

During the quarter the Company received funds from subscriptions totaling $18,000 for the current private placement and closed the final tranche of the private placement previously announced July 27, August 4 and October 4, 2010 whereby the company issued 2,300,000 flow through Units and 100,000 non flow through Units for total proceeds from this final tranche of US$72,000. Each Unit (a "Unit") consists of one common share of the Company (a "Common Share") and one share purchase warrants (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.04 until July 25, 2012.

During the quarter the company received an additional $148,600 and issued 5,905,000 common shares from the exercise of warrants.

Capital Resources

The Company is currently not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development for the Voisey's Bay West and Gandhamardan Projects as well as its operations. Further funds will be required to develop the Gandhamardan Project if it is determined to be economical.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

As of September 30, 2011, the Company had a payable due to an affiliate in the amount of $9,512 (2010 - $28,906).

Fourth Quarter

Not applicable.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Accounting Policies

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles to satisfy SEC filing requirements. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. There were no accounting differences for the three-months ended September 30, 2011.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2010 and also within the period ended September 30, 2011. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Other MD&A Requirements

Additional information relating to the Company, including the Company's annual filings, is available on SEDAR at www.sedar.com.